Exhibit 12.1

Flushing Financial Corporation

Computations of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Quarter Ended		Year Ended December 31,
	March 31, 2017		2016		2015		2014		2013		2012
	(Dollars in thousands)
Earnings:
Add:
Net income before income taxes, net of building sales	$17,514		$58,001	(1)	$66,839	(2)	$72,812		$60,708		$56,178
Fixed charges (from below)	13,865		53,911		49,726		49,554		52,284		63,275
Total earnings for purposes of ratios	$31,379		111,912		$116,565		$122,366		$112,992		$119,453
Fixed Charges:
Total deposit interest expense	$8,980		$33,350		$30,336		$30,044		$32,037		$40,382
Other borrowing interest expense	4,885		20,561		19,390		19,510		20,247		22,893
Total fixed charges for purposes of ratios	$13,865		$53,911		$49,726		$49,554		$52,284		$63,275
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	4.59	x	3.82	x	4.45	x	4.73	x	4.00	x	3.45	x
Including interest on deposits	2.26	x	2.08	x	2.34	x	2.47	x	2.16	x	1.89	x

(1)	Excludes $48,018 attributable to the gain on sale of buildings during the period. Including the gain on sale of buildings, earnings to fixed charges, excluding interest on deposits, is 6.16x and earnings to fixed charges including interest on deposits is 2.97x.

(2)	Excludes $6,537 attributable to the gain on sale of buildings during the period. Including the gain on sale of buildings, earnings to fixed charges, excluding interest on deposits, is 4.78x and earnings to fixed charges, including interest on deposits, is 2.48x.

The ratios of earnings to fixed charges are computed by dividing (1) income (loss) before income taxes and fixed charges by (2) total fixed charges. For purposes of computing the foregoing ratios, earnings represent continuing operations income (loss) before applicable income taxes and fixed charges. Fixed charges, including interest on deposits, include all interest expense. Fixed charges, excluding interest on deposits, includes interest expense (other than on deposits).